UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)

Seritage Growth Properties

(Name of Issuer)

Class A common shares of beneficial interest, par value $0.01 per share

(Title of Class of Securities)

81752R100

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81752R100

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81752R100

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 81752R100

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 81752R100

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,073,186 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,073,186 (1)(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,073,186 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)

Does not include the number of Class A Shares that may be issued to Mr. Lampert upon redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.

(2)	Includes 2,602 Class A Shares held by The Nicholas Trust and 2,602 Class A Shares held by The Nina Trust.
(3)

Based upon 43,631,345 Class A Shares outstanding as of July 1, 2021, as confirmed by the Issuer in connection with the election by the Issuer to redeem OP Units distributed by Partners, including certain OP Units distributed to Mr. Lampert and the OP Units distributed to the Trusts, with Class A Shares.

This Amendment No. 14 to Schedule 13D (this “Amendment”) relates to Class A common shares of beneficial interest, par value $0.01 per share (“Class A Shares”), of Seritage Growth Properties, a Maryland real estate investment trust (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (the “SEC”) by ESL Partners, L.P., a Delaware limited partnership (“Partners”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen (collectively, the “Reporting Persons”), by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meaning given to them in the Schedule 13D, as previously amended, filed with the SEC.

The Reporting Persons are filing this Amendment to report (i) a distribution by Partners of Class A Shares on a pro rata basis its partners, including Mr. Lampert, (ii) a distribution by Partners of limited partnership interests (“OP Units”) of Seritage Growth Properties, L.P. (the “Operating Partnership”) on a pro rata basis to its partners, including Mr. Lampert, and (iii) the receipt of Class A Shares by Mr. Lampert, The Nicholas Floyd Lampert 2015 Trust (“The Nicholas Trust”) and The Nina Rose Lampert 2015 Trust (“The Nina Trust”, and together with The Nicholas Trust, the “Trusts”) in satisfaction of their respective redemptions of OP Units.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“On July 1, 2021, in connection with the pro rata distribution of OP Units by Partners to its partners (the “Partners Distribution”), (a) Mr. Lampert elected to redeem 356,628 of the OP Units received as a result of the Partners Distribution, (b) The Nicholas Trust elected to redeem the 2,602 OP Units received as a result of the Partners Distribution, and (c) The Nina Trust elected to redeem the 2,602 OP Units received as a result of the Partners Distribution. Pursuant to the terms of the OP Agreement of the Operating Partnership, of which the Issuer is the general partner, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed. On July 1, 2021, the Issuer separately elected to redeem all of those OP Units of Mr. Lampert, The Nicholas Trust, and The Nina Trust with an aggregate of 361,832 Class A Shares.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of the time of filing on July 6, 2021, the Reporting Persons may be deemed to beneficially own the common shares of beneficial interest of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	0		0%		0		0	0		0
RBS Partners, L.P.	0		0%		0		0	0		0
ESL Investments, Inc.	0		0%		0		0	0		0
Edward S. Lampert	4,073,186	(1)	9.3	% (2)	4,073,186	(1)	0	4,073,186	(1)	0

(1)

This number includes 4,066,202 Class A Shares held by Mr. Lampert as well as 2,602 Class A Shares held by The Nicholas Trust and 2,602 Class A Shares held by The Nina Trust, but does not include the number of Class A Shares that may be issued to Mr. Lampert upon any redemption of OP Units. Pursuant to the OP Agreement, the OP Units may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of the Issuer, Class A Shares at the rate of one Class A Share for each OP Unit redeemed.

(2)

Based upon 43,631,345 Class A Shares outstanding as of July 1, 2021, as confirmed by the Issuer in connection with the election by the Issuer to redeem OP Units distributed by Partners, including certain OP Units distributed to Mr. Lampert and the OP Units distributed to the Trusts, with Class A Shares.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) As a result of a pro rata distribution of Class A Shares and OP Units by Partners to its partners, each of Partners, RBS and ESL ceased to beneficially own any Class A Shares as of July 1, 2021.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2021	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF SERITAGE GROWTH PROPERTIES

Entity	Date of Transaction	Description of Transaction	Class A Shares or OP Units Acquired		Class A Shares or OP Units Disposed		Price Per Class A Share or OP Unit
ESL Partners, L.P.	07/01/2021	Pro Rata Distribution of Class A Shares to its Partners			473,669		$0
Edward S. Lampert	07/01/2021	Acquisition of Class A Shares from ESL Partners, L.P. as a result of a Pro Rata Distribution	123,671	(1)			$0
RBS Partners, L.P.	07/01/2021	Acquisition of Class A Shares from ESL Partners, L.P. as a result of a Pro Rata Distribution	192,385				$0
RBS Partners, L.P.	07/01/2021	Pro Rata Distribution of Class A Shares to its Limited Partners			192,385		$0
Edward S. Lampert	07/01/2021	Acquisition of Class A Shares from RBS Partners, L.P. as a result of a Pro Rata Distribution	187,905				$0
ESL Partners, L.P.	07/01/2021	Pro Rata Distribution of OP Units to its Partners			1,385,839		$0
Edward S. Lampert	07/01/2021	Acquisition of OP Units from ESL Partners, L.P. as a result of a Pro Rata Distribution	361,832	(2)			$0
RBS Partners, L.P.	07/01/2021	Acquisition of OP Units from ESL Partners, L.P. as a result of a Pro Rata Distribution	562,866				$0
RBS Partners, L.P.	07/01/2021	Pro Rata Distribution of OP Units to its Limited Partners			562,866		$0
Edward S. Lampert	07/01/2021	Acquisition of OP Units from RBS Partners, L.P. as a result of a Pro Rata Distribution	549,761				$0
Edward S. Lampert	07/01/2021	Redemption of OP Units			361,832	(3)(4)	$0
Edward S. Lampert	07/01/2021	Acquisition of Class A Shares from the Issuer in Satisfaction of the Redemption of OP Units	361,832	(3)(5)			$0

(1)

Includes 890 Class A Shares received by The Nicholas Floyd Lampert 2015 Trust (“The Nicholas Trust”) and 890 Class A Shares received by The Nina Rose Lampert 2015 Trust (“The Nina Trust”, and together with The Nicholas Trust, the “Trusts”) from Partners.

(2)	Includes an aggregate of 5,204 OP Units that the Trusts received from Partners.
(3)

Pursuant to the agreement of limited partnership of Seritage Growth Properties, L.P. (the “Operating Partnership”), the limited partnership interests (“OP Units”) of the Operating Partnership may be redeemed, at the request of the holder of such OP Units, for a determinable amount in cash or, at the option of Seritage Growth Properties (the “Issuer”), Class A common shares of beneficial interest of the Issuer, par value $0.01 per share (“Class A Shares”), at the rate of one Class A Share for each OP Unit redeemed.

(4)	Includes an aggregate of 5,204 OP Units that were redeemed by the Trusts.
(5)	Includes an aggregate of 5,204 Class A Shares received by the Trusts from the Issuer in satisfaction of their redemption of OP Units.